Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: June 26, 2008

On June 26, 2008, Gaz de France issued the following press release.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment shares (or the shares of any company holding the Suez Environment shares) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document has been filed with, and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States, and for this purpose, has filed on June 16, 2008, with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 , which includes a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-0056) and any update thereto and in the Form F-4 filed with the SEC on June 16, 2008, as well as any other documents filed by Gaz de France with the SEC; and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08/126), the prospectus relating to

Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.

* * * *

Appointments

Paris, June 26, 2008 – Gaz de France and SUEZ announce the names of the senior managers from both groups who will be appointed to oversee the creation of the business units and operational functions of GDF SUEZ.

In October 2006, Gérard Mestrallet, Chairman and CEO of SUEZ, and Jean-François Cirelli, Chairman and CEO of Gaz de France, announced plans for the organizational structure of the new group.

These new organizational plans, designed to be both efficient and dynamic and dedicated to the success of an ambitious industrial project, were confirmed in September 2007.

Four Executive Vice-Presidents – Messrs Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche alongside Gérard Mestrallet and Jean-François Cirelli - will comprise the general management committee.

The group’s organization is based on business units and operational functions. Each business unit and operational function manager will be responsible for submitting an organizational structure best suited to achieving their objectives.

A selection and appointment process has been set up by the two groups to ensure that the essential criterion used in this process is, above all, that of the professional competence of the candidates while respecting a broad balance in the choice between SUEZ and Gaz de France employees and proceeding with complete transparency.

An appointments committee was set up, comprised of Gérard Mestrallet, Jean-François Cirelli, Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen, and Gérard Lamarche, with representatives from the human resources departments of both groups.

At the end of this process, the 158 managers reporting directly to the directors of the five energy business units and the 14 operational functions were appointed. These managers include 75 employees from entities belonging to Gaz de France and 83 employees from entities belonging to SUEZ. For certain departments, the employees reporting to the respective departmental heads in the organization chart have also been appointed.

Immediately after the merger, these organizational plans will be subject to the procedures laid down by the different legal texts related to the information and consultation process of the employees’ representative bodies.

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Gaz de France:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 15 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contact:

SUEZ	Gaz de France
France : +33(0)1 40 06 66 51 Belgique : +32 2 510 76 70	Service Presse : +33(0)1 47 54 24 35

Investor relations contact:

SUEZ :	Gaz de France :
+33(0)1 40 06 64 89	+33(0)1 47 54 77 25

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